NOTE 6 – ACQUISITION

On May 19, 2014, the fund acquired substantially all of the assets of the T. Rowe

Price Summit GNMA Fund (the acquired fund), pursuant to the Agreement and

Plan of Reorganization dated January 31, 2014, and approved by shareholders of the acquired fund on April 30, 2014. The acquisition provides the acquired fund’s shareholders exposure to the same investment strategy with a potentially lower expense ratio. The acquisition was accomplished by a tax-free exchange of 13,478,201 shares of the fund, with a value of $129,660,000 for all

13,358,227 shares of the acquired fund then outstanding, with the same value.

The exchange was based on values at the close of the NYSE on the immediately preceding business day, May 16, 2014. The net assets of the acquired fund at that date included $1,700,000 of unrealized appreciation and $5,981,000 of net realized losses carried forward for tax purposes to offset distributable gains realized by the fund in the future. Assets of the acquired fund, including securities of $120,293,000, cash of $7,572,000, and receivables and other assets of $1,795,000 were combined with those of the fund, resulting in aggregate net assets of $1,653,277,000 immediately after the acquisition.

Pro forma results of operations of the combined entity for the entire year ended

May 31, 2014, as though the acquisition had occurred as of the beginning of the year (rather than on the actual acquisition date), are as follows:

Net investment income $ 35,885

Net realized gain (loss) (13,820)

Change in net unrealized gain/loss 11,293

Increase (decrease) in net assets from operations $ 33,358

Because the combined investment portfolios have been managed as a single portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of the acquired fund that have been included in the fund’s accompanying Statement of Operations since May 19, 2014.